SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

10 Hasadnaot Street, Herzliya 46728, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (the "Company") hereby announces that the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the coverage of the liability of Mr. Shlomo (Tom) Wyler, the Company's President and a member of the Company's board of directors, who is also considered the controlling shareholder of the Company, under the Company's directors' and officers' liability insurance policies, as described below (the "Policies").

(1)
An insurance policy covering the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries for the period commencing on August 1, 2012 and ending on July 31, 2013. The coverage amount under such policy and the yearly premium paid by the Company for such policy are US $10,000,000 and US $41,000, respectively. Such policy is a prolongation of the Company's previous directors' and officers' liability insurance policy and is under the same terms and conditions of the previous policy.

(2)
Subject to the Company's shareholders' approval, the purchase of a future insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2013 and ending on July 31, 2014. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

The Company's audit committee and board of directors determined that the coverage of Mr. Wyler's liability under the Policies complies with the terms of Section 1B(5) of the Regulations for the following reasons: (a) the coverage of Mr. Wyler's liability under the Policies is identical to the coverage of the liability of all other directors and officers of the Company under the Policies; (b) the terms of the coverage of Mr. Wyler's liability under the Policies is on market terms; and (c) the coverage of Mr. Wyler's liability under the Policies may not substantially influence the Company's profitability, assets or liabilities.

Under Section 1C of the Regulation, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the coverage of Mr. Wyler's liability under the Policies pursuant to Section 1B(5); provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14-day period, the coverage of Mr. Wyler's liability under the Policies will require shareholders' approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name:	Amir Philips
Title:	Chief Executive Officer

Date: August 14, 2012